RBC Funds Trust

250 Nicollet Mall, Suite 1550

Minneapolis, MN 55401

December 4, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  RBC Funds Trust (File Nos. 333-111986 and 811-21475) (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant, on behalf of its series RBC BlueBay High Yield Bond Fund (the “Fund”), hereby respectfully requests withdrawal of the post-effective amendment filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-25-232046) on October 6, 2025, pursuant to paragraph (a)(1) of Rule 485 under the 1933 Act (the “October 6, 2025 Filing”).

The withdrawal of the October 6, 2025 Filing is requested because the Fund’s printing agent unintentionally submitted the filing as a confirming copy rather than as an official filing, and therefore, it is in the best interests of the Fund and the public that the filing be withdrawn.

No securities were sold in connection with this offering.

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Please call Stephen T. Cohen at Dechert LLP at 202.261.3304 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ David Eikenberg

David Eikenberg
President and Chief Executive Officer
RBC Funds Trust